2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

June 7, 2017

Via EDGAR Transmission

Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Academy Funds Trust (the "Registrant")
File Nos. 333-146827/811-22135

Dear Ms. Browning:

On behalf of the Registrant, the following are its responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") with respect to the Registrant's preliminary proxy statement, which was filed on May 23, 2017 (the "Proxy Statement").  Each Staff comment is summarized below followed by the Registrant's response to the comment.

1.	Comment: Confirm that shareholders will only receive a definitive version of the Registrant's Proxy Statement once finalized to reflect, among other things, the Staff's comments.

Response:  The Registrant so confirms.

2.
Comment:  Confirm that the Registrant will fill-in the blanks included in the Proxy Statement and that bracketed information will be confirmed and finalized in the definitive version of the Proxy Statement.

Response:  The Registrant so confirms.

3.	Comment: With respect to the proposal to elect a new Board of Trustees, include an explanation of why the existing board is resigning and the consequences if a new board is not elected.

Kimberly Browning
June 7, 2017

Response:  The requested change will be made.

4.	Comment: Include an explanation in the Q&A section that the passage of one proposal is not contingent on the passage of the other proposal.

Response:  The requested change will be made.

5.
Comment:  Add disclosure in the Q&A and body of Proposal 2 regarding the requirements of Rule 15a-4 under the Investment Company Act of 1940 (the "1940 Act") regarding the requirements to escrow fees and the amounts that may be paid to the interim adviser depending on the outcome of the shareholder on the definitive advisory agreement.

Response:  The requested change will be made.

6.
Comment:  Delete the term "substantially identical" in references comparing the old and new investment advisory agreements and explain that the agreements are identical except for the parties, fees, terms, etc.

Response:  The Registrant respectfully declines to accept this comment.  The Registrant believes that the disclosure discussing the old and new investment advisory agreements makes sufficiently clear that these agreements are essentially the same except for such things as the adviser involved and the term of the agreements and that using this phrase is accurate.

7.	Comment: In section discussing Proposal 2, affirmatively state that the contractual fee rates under both the old and new advisory agreements will be the same.

Response:  The disclosure regarding Proposal 2 on pages 8-9 of the Proxy Statement affirmatively states that fee to be paid by each Fund "for investment advisory services under the New Investment Advisory Agreement is identical to the fee paid under the Prior Investment Advisory Agreement."

8.	Comment: Confirm that pro forma fee information is not required because the fees and expenses under the definitive agreements, if approved, will be the same as under the old advisory agreements.

Response:  The Registrant so confirms.

9.
Comment:  In the Q&A section, note that there will not be any changes to the investment policies, strategies or risks of the Innovator McKinley Income Fund or Innovator IBD 50 Fund (each a "Fund" and collectively, the "Funds") as a result of the change in adviser.

Response:  The requested change will be made.

10.	Comment: Explain why the Funds' new adviser may rely on the exemptive relief that has been granted to the Funds and their old adviser (the "Existing Orders").

Kimberly Browning
June 7, 2017

Response:  Prior to the acquisition of the assets of Innovator Management LLC ("IC"), the Funds' old adviser, by Innovator Capital Management, LLC (the "Adviser"), which resulted in the termination of the Funds' old advisory agreements (the "Transaction"), counsel to the Funds contacted the Staff about permitting the Registrant and Adviser to continue to rely on the Existing Orders for a temporary period following the closing of the Transaction.  On May 5, 2017, the Registrant and Adviser received oral no-action relief from the Staff permitting the Adviser and Registrant to rely on the Existing Orders until the earlier of the receipt of any order granted by the SEC on new exemptive applications or 150 days from the date of the closing of the Transaction.  On May 24, 2017,  Fund counsel submitted a written no-action request to Daniele Marchesani of the Staff to memorialize the oral assurances.  Consistent with the no-action relief provided by the Staff, the Registrant and Adviser expect to submit three new exemptive applications to the SEC within the next week requesting the transition of the Existing Orders from IC to the Adviser.

11.
Comment: In the Q&A section explaining that there will not be any changes to the sub-advisers as a result of the change in investment adviser, remove the phrase "at this time" in the last sentence of this paragraph.

Response:  The requested change will be made.

12.	Comment: Confirm that the Adviser will not seek reimbursements for the Fund costs it has agreed to pay in connection with the proxy solicitation.

Response:  The Registrant so confirms.

13.	Comment: Ensure that the Proxy Statement includes information about all methods for accessing the Proxy Statement and the proxy card, as applicable.

Response:  The Registrant undertakes to ensure that such information is included in the definitive Proxy Statement.

14.	Comment: Confirm that the date of the first mailing of the definitive Proxy Statement will be included in the notice that accompanies such proxy statement.

Response:  The Registrant so confirms.

15.	Comment: Confirm that the Registrant has not received any correspondence from its existing Trustees objecting to the proposals or their impending resignations.

Response:  The Registrant so confirms.

16.	Comment: Incorporate the information included in Appendix A in the body of the Proxy Statement.

Kimberly Browning
June 7, 2017

Response:  The Registrant will incorporate the information currently included in Appendix A into the discussion of Proposal 2 in the body of the Proxy Statement.

17.	Comment: Confirm that the business relationships cited between Messrs. Brown, Berg and Southard are not material and will not pose any issues under Section 17 under the 1940 Act.

Response:  On behalf of the Adviser, the Registrant confirms that these business relationships described in the Proxy Statement are not material and that the Adviser does not believe that these relationships will pose any issues under Section 17.  Moreover, to the extent that these relationships could pose any issues under Section 17, the Funds have adopted procedures to seek to prevent the Funds from inadvertently engaging in prohibited affiliated transactions.

18.
Comment:  Include an explanation of why the business relationships will not impact Mr. Berg's status as an independent Trustee and who concluded that the business relationships were not material enough to affect his status as an independent Trustee.

Response:  The Registrant believes that the Proxy Statement already provides a sufficient explanation of why the business relationships will not affect Mr. Berg's independence:  "These relationships were not deemed to impact Mr. Berg's independence due to the amount being immaterial in relation to the real estate fund's overall assets and the passive nature of Mr. Southard's involvement in the investments."

The Registrant, however, will provide an additional explanation that its current independent Trustees reached a conclusion that Mr. Berg could be considered an independent Trustee and why it so concluded.

19.
Comment:  With respect to the discussion of the voting standard for the election of board nominees, provide an explanation that (i) under a plurality standard, a nominee can be elected to the Board with less than a majority of the votes of the outstanding shares; and (ii) because the nominees are running unopposed, they will be elected if shareholders vote for them.

Response:  The Registrant believes the current disclosure under "Proposal 1—Required Vote to Elect Trustees" on page 6 of the Proxy Statement is responsive to this comment and respectfully declines to make additional changes.

20.
Comment:  In the introductory section to Proposal 2, explain that the interim agreements were approved by a majority of the independent Trustees and that those agreements satisfy the requirements of Rule 15a-4(b)(2) under the 1940 Act.

Response:  The requested changes will be made.

21.
Comment:  In the Board considerations section of Proposal 2, state whether the existing Trustees gave consideration to the fact that Fund and independent Trustee counsel would be replaced in connection with the Transaction.

Kimberly Browning
June 7, 2017

Response:  The requested change will be made.

22.
Comment:  In Proposal 2, identify the key employee who left following the closing of the Transaction and any considerations given by the Board to personnel changes when it considered the approval of the definitive advisory agreements with the Adviser.

Response:  The requested changes will be made.

23.
Comment:  Add statements in Proposal 2 that the Board determined that it did not believe any unfair burden would be imposed on the Funds by the Transaction and that the Board would comply with the 75% requirement under Section 15(f)(1) for the required 3 year period.

Response:  The requested changes will be made.

24.	Comment: Add disclosure stating that there are no material changes to the Funds' expense caps as a result the Transaction.

Response:  The requested change will be made.

25.
Comment:  Consistent with the audit pronouncements, add disclosure explaining that any advisory fees recouped in connection with a prior adviser waiver cannot result in a Fund's expenses exceeding any current expense cap.  In addition, state the duration of the Adviser's current fee waiver commitments and how the waiver may be terminated.

Response:  The requested changes will be made.

26.
Comment:  In the board considerations section of Proposal 2, clarify that the Registrant's independent Trustees received advice about contract approvals from counsel to the independent Trustees.  Also, clarify who provided written materials to the Board in advance of the special in-person meeting held in March 2017.

Response:  The requested changes will be made.

27.	Comment: State whether the Board considered any factors that supported a vote against the approval of the new adviser and advisory agreements.

Response:  The Registrant respectfully declines to accept this comment.  The Registrant believes that the disclosure in the Proxy Statement relating to Proposal 2 provides the material information necessary for shareholders to understand why the Funds' Board, including all of its independent Trustees, approved the new advisory agreements.

28.	Comment: Under Proposal 2, in the "Board Considerations in Approving the New Investment Advisory Agreements—Conclusion" section, note in the last sentences that the

Kimberly Browning
June 7, 2017

Board concluded that the approval of the new advisory agreements was in the best interests of shareholders and the Funds.

Response:  The requested change will be made.

29.	Comment: Include the number of shares outstanding for each class of each Fund, as applicable, as of the record date.

Response:  The requested information will be included in the definitive Proxy Statement.

30.
Comment:  Add disclosure in the Q&A section addressing a shareholder's right to revoke their previously executed proxy.  In addition, under the voting rights section of the Proxy Statement, add a sub-heading to highlight such revocation rights.

Response:  The requested changes will be made.

31.
Comment:  Under the voting rights section of the Proxy Statement, state affirmatively that the Trust expects that the NYSE will take the position that broker-dealers that are members of the NYSE and that have not received instructions from a customer prior to the date specified in the broker-dealer firms' request for voting instructions may not vote such customer's shares on either of the Proposals.

Response:  The Registrant believes the current disclosure under "More Information About Voting and the Meeting—Voting Rights" on page 17 of the Proxy Statement is responsive to this comment and respectfully declines to make additional changes.

32.	Comment: Add disclosure explaining how broker non-votes will be treated for purposes of adjourning the shareholder meeting.

Response:  The requested change will be made.

33.	Comment: Under the section addressing payment of solicitation expenses, include the overall costs for the proxy solicitation, not just the cost of the proxy solicitor.

Response:  The Registrant respectfully declines to make this change.

34.	Comment: Under the section regarding submission of a shareholder proposal, define the meaning of "good order."

Response:  The requested change will be made.

35.
Comment:  Confirm that the Proxy Statement disclosure concerning the effect of a signed proxy card that does not reflect a vote for a proposal is consistent with the information that is included on the proxy card.

Kimberly Browning
June 7, 2017

Response:  The Registrant so confirms.

36.	Comment: In the body of the Proxy Statement, explain what it means to "withhold" a vote for a nominee to the Board and the effect, if any, of such indication on quorum and any adjournment votes.

Response:  The requested change will be made.

37.	Comment: Confirm that no cumulative voting is permitted for nominees to the Board. If cumulative voting is permitted, explain the effect of cumulative voting on the proxy card.

Response:  The Registrant confirms that cumulative voting is not permitted.

38.	Comment: Disclose that the Adviser is not entitled to recoup amounts under the old advisory agreements to which IC may have been entitled prior to the termination of such advisory agreements.

Response:  The requested change will be made.

39.	Comment: Explain that the Adviser may only recoup waived fees for a period of 3 years after the end of the applicable waiver period.

Response:  The Registrant believes the current disclosure under "Proposal 2—The New Investment Advisory Agreements—Fees" on pages 8-9 of the Proxy Statement is responsive to this comment and respectfully declines to make additional changes.

* * *

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.
Sincerely yours, /s/Jonathan M. Kopcsik Jonathan M. Kopcsik

cc:	H. Bruce Bond
Innovator Capital Management, LLC